Via Facsimile and U.S. Mail
Mail Stop 4720

May 20, 2010

R. Todd Joyce
Senior Vice President and Chief Financial Officer
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, CA 92880-2882

Re: Watson Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 1, 2010
File No. 001-13305
DEF14 A
Filed March 29, 2010
File No. 001-13305

Dear Mr. Joyce:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director